August 20, 2024

John Caplan
Chief Executive Officer and Director
Payoneer Global Inc.
195 Broadway, 27th Floor
New York, New York 10007

       Re: Payoneer Global Inc.
           Schedule TO-I and Schedule 13E-3 filed August 12, 2024
           File No. 005-92642
Dear John Caplan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I and Schedule 13E-3 filed August 12, 2024
General

1. Where a filing person elects to incorporate by reference the information required by Item
       1010(a) of Regulation M-A, all of the summarized financial information required by Item
       1010(c) must be disclosed in the document furnished to security holders. See Instruction
       6 to Item 10 of Schedule TO, Instruction 1 to Item 13 of Schedule 13E-3 and telephone
       interpretation I.H.7 in the July 2001 supplement to our    Manual of
Publicly Available
       Telephone Interpretations    that is available on the Commission   s
website at
       https://www.sec.gov. While we note that you have provided the book value per share as of
       June 30, 2024, and December 31, 2023, on page 24 of the Offer Letter, please revise the disclosure to include the remaining information required by Item 1010(c) of Regulation
       M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-
       4(e)(3).
2. It appears that you have not provided the pro forma information called for by Item
       1010(b) of Regulation M-A. Please include in your response letter an explanation as to
 August 20, 2024
Page 2

       why the Company believes that pro forma information is not material to a warrant holder's investment decision whether to tender warrants in the Offer. Alternatively, include such information in a revised filing.
3. In the press release attached as Exhibit (a)(5), we note your last paragraph regarding
       "forward-looking statements" and reference to "the 'safe harbor' provisions of the United
       States Private Securities Litigation Reform Act of 1995." The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. See Question 117.05 of the Division of
       Corporation Finance   s Compliance and Disclosure Interpretations for
Going Private
       Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009.
       Please refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.
Fairness of the Transaction (Offer, Consent Solicitation and Redemption), page
6

4. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require the Company to state whether it believes that the Rule 13e-3 transaction is fair or unfair to "unaffiliated security holders," as defined in Exchange Act Rule 13e-3(a)(4). We note your disclosure on page 6 and elsewhere in the Offer to Purchase that Board determined that the
       Transaction is fair to "holders of Warrants." Please revise to articulate whether the Board believes that the Transaction is fair to unaffiliated warrant holders.
5. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
       to a filing person   s fairness determination and should be discussed in
reasonable detail.
       See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).
       Please revise this section to include the factor in clause (iii) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the board's fairness determination. If the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the board of directors believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.
6. In the second and third bullet points under subsection "Factors Considered" on page 6, we note your use of "the last reported sale price of the Warrants on Nasdaq of $0.40 on
       August 9, 2024, the business day before the Offer was launched" as the benchmark to calculate the "premium" rate. Under subsection "Fairness for Holders Who Tender or
       Who Do Not Tender," however, you state that consideration received by both "Warrant holders who tender their Warrants in the Offer" and "Warrant holders who do not tender their Warrants in the Offer" is "a premium to the market price on the day of launch of the
       Offer ($0.40 per Warrant)" (emphasis added). Please confirm in your response letter whether "the market price on the day of launch of the Offer" per Warrant was also
       $0.40, which, according to your disclosure, was the "last reported sale price" on "the business day before the Offer was launched" (emphasis added), or revise.
7. Refer to the last paragraph under subsection "Fairness for Holders Who Tender or Who
       Do Not Tender." Expand this paragraph to provide a more detailed discussion of "the costs and risks" considered by the board of directors.
Board Presentation, page 8

8.     Disclosure on page 9 indicates that    Citigroup and its affiliates
provide banking and
 August 20, 2024
Page 3

       payment services for the Company. The Company has also agreed to reimburse the cost of
       Citigroup   s legal counsel in an amount up to $150,000.    Please
revise this section to
       quantify any compensation received in the past two years, or to be received, by Citigroup and its affiliates as a result of its relationship with the Company or its affiliates. Refer to
       Item 9 of Schedule 13E-3, Item 1015(b)(4) of Regulation M-A and Going Private
       Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure
       Interpretation 217.01.
9. Disclosure in the last paragraph on page 9 indicates that in addition to the Presentation,
       Citigroup prepared 2 presentations, constituting the Discussion Materials, which were prepared in contemplation of a share exchange transaction which management ultimately
       chose not to pursue but shared with the Company   s management.
Disclosure on page 7
       indicates that    [i]n evaluating the Transaction, the Company
considered conducting an
       exchange offer for the Warrants as an alternative in which the Warrants would be
       exchanged for shares of Common Stock.    Each presentation, discussion,
or report held
       with or presented by Citigroup that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the Discussion Materials, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule
       13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069
       (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).
Effects of the Transaction on the Market for the Warrants, page 9

10. While your disclosure on page 9 describes "[t]he primary benefits and detriments to the
       Company, participating Warrant holders and non-participating Warrant holders," Item
       1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to not only the Company but also to its affiliates and unaffiliated security holders. In addition, the benefits and detriments must be quantified to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A. Please revise.
11. On page 10, in describing the benefits "[t]o Warrant holders that participate in the Offer,"
       you note that "[p]articipating Warrant holders will receive a higher price if they tender their Warrants in the Offer rather than selling their Warrants in the open market at the current market price" (emphasis added). Please revise to define "the current market price," provide a specific benchmark date, or advise.
Interests of Directors and Executive Officers, page 11

12.    On page 13, under footnote (2), we note Mr. Goldman   s disclaimer of
beneficial
       ownership    except to the extent of his pecuniary interest therein.
Similar disclosure
       appears in footnote (3). Please note that beneficial ownership is not determined based on pecuniary interest. See Rule 13d-3(a). Please revise.
Acceptance of Warrants and Payment of Offer Purchase Price, page 22

13. We note the following sentence on page 23: "In addition, if certain events occur, we may not be obligated to purchase Warrants in the Offer." Please revise to provide additional details, including what "certain events" consist of, or advise. August 20, 2024
Page 4

Additional Information; Miscellaneous, page 30

14. On page 31, you state that warrant holders "can obtain any of the documents incorporated
        by reference in this Offer Letter from the SEC   s website at the
address described above."
        The address of "the SEC's website," however, does not appear in your filing except in
        Exhibit (a)(5). Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Eddie Kim at 202-679-6943 or Perry Hindin at 202-551-
3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions